Exhibit 14.1

POINTE FINANCIAL CORPORATION

and its SUBSIDIARIES AND AFFILIATES

(collectively, the “Company”)

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

        This Code of Business Conduct and Ethics (this “Code”) covers a wide range of business practices and procedures and serves as a guide to ethical decision-making. The Company is committed to uncompromising integrity in all that we do and how we relate to each other and to persons outside of the Company. This Code does not cover every issue that may arise, but it sets out basic policies to guide directors and employees of the Company. This policy also includes procedures for employees and other persons to file complaints regarding accounting and auditing matters, and for stockholders to communicate with the Board of Directors. All directors and employees must conduct themselves in accordance with these policies and seek to avoid even the appearance of improper behavior. The Company’s agents and representatives, including consultants, should also be provided with a copy of this Code.

        If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.

        Those who violate the policies in this Code will be subject to disciplinary action, up to and including discharge from the Company. If you are in a situation that you believe may violate or lead to a violation of this Code, you must report the situation as described in Sections 14 and 15 of this Code.

1.     Compliance with Laws, Rules and Regulations

        Obeying the law, both in letter and in spirit, is one of the foundations on which the Company’s ethical policies are built. All directors and employees must respect and obey all applicable governmental laws, rules and regulations (including insider trading laws). Although not all directors and employees are expected to know the details of these laws, rules and regulations, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel such as your human resources representative or the Company’s Compliance Officer.

        The Company holds information and training sessions to promote compliance with applicable laws, rules and regulations, including insider trading laws.

2.     Conflicts of Interest

        A “conflict of interest” occurs when a person’s private interests interfere in any way – or even appears to interfere – with the interests of the Company as a whole. A conflict situation can arise when an employee or director takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest may also arise when an employee or director, or a member of his or her family, receives improper personal benefits as a result of his or her position at the Company. Loans to, other than those made in the ordinary course of business, or guarantees of obligations of, employees or directors or their family members may also create a conflict of interest.

        Because it is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier, no Company employee may work for, or serve as a consultant to, a competitor, customer or supplier to or of the Company. The best policy is to avoid any direct or indirect business connection with our customers, suppliers, or competitors, except on our behalf. If asked to serve as a director or in any capacity of another company or to serve in any capacity with a governmental agency, you must seek advance approval from the Company’s Chief Operating Officer.

        Situations may arise where relationships with family members and friends create conflicts of interest. Generally, employees are prohibited from being in the position of supervising, reviewing or having any influence on the job evaluation or salary of their close relatives. Directors and employees who have family members or friends that work for businesses seeking to provide goods or services to the Company may not use their personal influence to affect negotiations. Employees who have relatives or friends that work for competitors, and where such relationships might result in a conflict of interest, should bring this fact to the attention of their immediate supervisors.

        Conflicts of interest are prohibited as a matter of Company policy. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with your supervisor or manager or the Company’s Compliance Officer. Directors should consult with the Company’s Chief Operating Officer. Any employee who becomes aware of a conflict or potential conflict should promptly bring it to the attention of a supervisor or manager or the Company’s Compliance Officer, or consult the procedures described in Sections 14 and 15 of this Code. Any director who becomes aware of a conflict or potential conflict should promptly bring it the attention of the Company’s Chief Operating Officer.

3.     Insider Trading

        Employees and directors who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. A more detailed discussion of the insider trading laws can be found in the Company’s Policy on Confidentiality of Information and Prohibition on Insider Trading. If you have any questions, please consult the Company’s Chief Financial Officer.

4.     Corporate Opportunities

        Employees and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position. No employee or director may use corporate property, information, or position for personal gain, and no employee or director may compete with the Company directly or indirectly. Employees and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5.     Competition and Fair Dealing

        We seek to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee and director should endeavor to respect the rights of, and to deal fairly with, the Company’s customers, suppliers, competitors and employees. No employee or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair dealing practice.

        The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee or director, family member of a employee, director or agent unless it: (1) is consistent with customary business practices, (2) is not a cash gift, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

6.     Discrimination and Harassment

        The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

7.     Health and Safety

        The Company strives to provide each employee with a safe and healthful work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

8.     Record-Keeping

        The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions.

        Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether reimbursement for a certain expense is permissible, ask your supervisor or the Finance Department.

        All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls.

        All employees are responsible to report to the Company any questionable accounting or auditing matters that may come to their attention. Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records and documents should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult the Company’s Chief Executive Officer or Compliance Officer.

9.     Confidentiality

        Employees and directors must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when the Company’s Chief Executive Officer authorizes disclosure or such disclosure is required by law. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment with the Company ends.

10.     Protection and Proper Use of Corporation Assets

        All employees and directors should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation to the Company’s Chief Operating Officer. All of the Company’s assets should be used for legitimate business purposes and should not be used for non-Company business, though incidental personal use may be permitted with the permission of your supervisor.

        The obligation of employees and directors to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and product ideas, designs, databases, records, customer lists, customer trade data, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy; it could also be illegal and result in civil or even criminal penalties.

11.     Payments to Government Personnel

        The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

        In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The Company’s Compliance Officer can provide guidance to you in this area.

12.     Rules for Principal Executive Officer and Senior Financial Officers of Pointe Financial Corporation

        In addition to complying with all other parts of this Code, if you are Pointe Financial Corporation’s principal executive officer, principal financial officer, principal accounting officer or controller, or any person performing similar functions (each referred to in this Code as a “Principal Officer”), you must take the following steps to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that Pointe Financial Corporation files with, or submits to, the Securities and Exchange Commission (“SEC”) and in other public communications made by Pointe Financial Corporation:

        (a)      Carefully review drafts of reports and documents Pointe Financial Corporation is required to file with the SEC before they are filed and Pointe Financial Corporation’s press releases or other public communications before they are released to the public, with particular focus on disclosures each Principal Officer does not understand or agree with and on information known to the Principal Officer that is not reflected in the report, document, press release or public communication.

        (b)      Meet with members of senior management, division heads, accounting staff and others involved in the disclosure process to discuss their comments on the draft report, document, press release or public communication.

        (c)      Establish and maintain disclosure controls and procedures that ensure that material information is included in each report, document, press release or public communication in a timely fashion.

        (d)      Consult with the Audit Committee on a regular basis to determine whether it has identified any weaknesses or concerns with respect to internal controls.

        (e)      When relevant, confirm that neither Pointe Financial Corporation’s internal auditors nor its independent accountants are aware of any material misstatements or omissions in the draft report or document, or have any concerns about the “Management’s Discussion and Analysis of Financial Condition” section of a report or document.

        (f)      Bring to the attention of the Audit Committee matters that you feel could compromise the integrity of Pointe Financial Corporation’s financial reports, disagreements on accounting matters, or violations of any part of this Code.

13.      Waivers of or Changes in the Code of Business Conduct and Ethics

        Any waiver of this Code for, or changes to this Code that apply to executive officers or directors, may be made only by Pointe Financial Corporation’s Board or a Board committee and will be promptly disclosed as required by law, regulation of the SEC and stock exchange requirement.

14.     Reporting any Illegal or Unethical Behavior

        When in doubt of the best course of action in a particular situation, employees are encouraged to talk promptly to supervisors, managers or their human resources representatives. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to fully cooperate in internal investigations of misconduct.

15.     Compliance Standards and Procedures

        We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations there may be “gray areas” for which it may be difficult to know the right thing to do. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are some steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•	Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it with the Company’s Vice President of Human Resources or the Company’s Chief Operating Officer.

•	Your report of violations of this Code may be made in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees for good faith reports of violations of this Code or questionable accounting or auditing matters. “Good faith”does not mean that you have to be right – but it does mean that you believe that you are providing truthful information. The important thing is that you bring your question or concern to our attention through one of the available channels.

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

16.     Complaints on Accounting and Audit Matters

        The Company has established a confidential procedure for employees to file complaints regarding accounting and auditing matters, in the rare cases that it would not be appropriate to discuss their concerns directly with their supervisors or managers. All such communications from employees should be addressed to the Internal Auditor and mailed to 21845 Powerline Road, Boca Raton, Florida 33433. Any other complaints regarding accounting, internal accounting controls or auditing matters also should be communicated to the Audit Committee Chairperson, at 21845 Powerline Road, Boca Raton, FL 33433. The Audit Committee Chairperson will report regularly to the Audit Committee on complaints received and the results of any investigations.

17.     Stockholder Communications with the Board of Directors

        The Board of Directors has established a process for stockholders to communicate with the Board. Any stockholder who wishes to communicate with the Board should address the Chairman of the Board of Directors at 21845 Powerline Road, Boca Raton, FL 33433.